FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 0-30324

                                  Radware Ltd.
                 (Translation of Registrant's Name into English)

               22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X          Form 40-F___


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Unveils Groundbreaking Hardware Platform - Application Switch III, Dated February 19, 2003.

2. Press Release: Radware Announces the Industry's First 10 Gigabit Ethernet Layer 4-7 Switch, Dated February 19, 2003.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                        RADWARE LTD.


Date: February 19, 2003                             By: /s/Meir Moshe
                                                        -----------------------
                                                        Meir Moshe
                                                        Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number      Description of Exhibit

10.1 Press Release: Radware Unveils Groundbreaking Hardware Platform - Application Switch III, Dated February 19, 2003.

10.2 Press Release: Radware Announces the Industry's First 10 Gigabit Ethernet Layer 4-7 Switch, Dated February 19, 2003.

                                  EXHIBIT 10.1



               Radware Unveils Groundbreaking Hardware Platform -
                             Application Switch III

     Application Switch III's tiered network processing architecture enables Web Services and IP applications to perform at theirmaximum potential, driving speed and reducing operating costs

         Mahwah, NJ, February 19, 2003 -- Radware (NASDAQ; RDWR), the leading provider of Intelligent Application Switching (IAS), today announced the release of its next-generation hardware architecture platform - Application Switch III. This platform introduces an innovative three-tiered architecture that couples enhanced performance and power with 10Gb connectivity, providing businesses for the first time with a comprehensive solution for ensuring the integrity of applications carried over high-bandwidth networks. Application Switch III delivers Radware's award-winning security, availability and reliability services at multi-gigabit speeds, bullet-proofing any IP or Web Service application running on the network.

         "Radware introduced the world's first Application Switch three years ago, and today's release of Application Switch III raises the performance and throughput bar to a new level," said Roy Zisapel, President and CEO of Radware. "Companies today must rely upon high-performance servers and networks operating at multi-Gigabit speeds to deliver application services that differentiate their business and give them an edge over their competition. Until now, these companies were faced with incredible hurdles as they tried to operate their infrastructure, increase quality of service, guarantee optimal performance and secure their applications in multi gigabit speeds. Now, Radware provides the only solution powerful enough to manage, accelerate and protect any application operating at any speed."

Radware's Application Switch III Differentiator
          To deliver high-performance switching in high-bandwidth networks, Radware's three-tiered architecture starts with high-port density and switching ASICs at the port level. This provides high capacity and wire speed switching over its 44Gb non-blocking back plane. Introducing yet another technology innovation, Radware is the first company to deploy a 10Gb port to layer 4-7 switching - in addition to Fast Ethernet and Gigabit Ethernet ports - providing users with the ability to accommodate any connectivity requirements.
         Radware's introduction of network processors in the second tier of the Application Switch III architecture delivers comprehensive traffic forwarding, quality of service control, real-time intrusion prevention and DoS mitigation at multi-gigabit speeds. The network processing technology incorporated into the Application Switch III architecture dramatically increases the performance of layer 4-7 switching while simultaneously enhances network control and security.

Meeting Customer Demand for High-Bandwidth Networks
         "China Netcom provides a variety of broadband telecommunications services operating at Gigabit speeds. We need to constantly differentiate services while delivering extremely high throughputs," said Ruan Hang, Senior Project Manager, China Netcom Corp. Beijing. "Radware's new Application Switch III platform will enable us to accomplish this while ensuring the best possible quality of service to all of our customers."
          The third-tier in the Application Switch III architecture is the high-end CPU, which accelerates layer 4-7 load balancing decisions and traffic redirection to levels never before attainable by enabling extremely rapid deep-packet inspection, regardless of decision complexity or file size. This ensures the performance of highly intelligent and application aware load balancing and health monitoring decisions at shorter intervals, with no performance degradation
         "With application requirements constantly changing, network infrastructures continue to grow more complex and demanding," said Zeus Kerravala, Research Director, Yankee Group. "Radware's new hardware platform provides layer 4-7 switching throughputs that will enable IP applications to perform at their maximum potential."
         Jaemo Seong, Team Leader of Information Security at Dacom said, "As we progress from our position as the top Internet enterprise in Asia to one of the premiere Internet enterprises in the world, we need a hardware platform we can rely upon. Radware's Application Switch III will enable us to deliver application security and Denial of Service protection at multi-Gigabit speeds, meeting our current and future needs."

Application Switch III Availability
         Radware's Application Switch III platform is available for immediate shipment. For further information, contact Radware at www.radware.com.

About Radware
         Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes.
         Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, Content Inspection Director (CID), LinkProof, Peer Director, CertainT 100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. Get certain, from click to content, across your network -- with Radware. For more information, please visit us at www.radware.com.

                                       ###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.


Editorial Contacts:
         Doron Abrahami, Radware; 201-512-9771 ext. 233 or dorona@radware.com Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

                                  EXHIBIT 10.2


Editorial Contacts:

         Doron Abrahami, Radware; 201-512-9771 xt. 233 or dorona@radware.com Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com

Investor Relations:
         Dennis S. Dobson; 203-255-7902 or IR@radware.com

  Radware Announces the Industry's First 10 Gigabit Ethernet Layer 4-7 Switch

 Radware Reinforces its Leading Position in the Market with its New Hardware
  Platform, Application Switch III, Providing 10 Gigabit Ethernet Connectivity

Mahwah, NJ, February 19, 2003 -- Radware (NASDAQ; RDWR) the leading provider of intelligent Application Switching (IAS), ensuring availability, performance and the integrity of networked applications across the enterprise, introduced today the industry's first 10 Gigabit Ethernet Layer 4-7 switch. Radware's next generation hardware platform, Application Switch III, is the first hardware platform in the industry that facilitates 10Gbps connectivity, enhancing the speed, security and availability of network traffic.
         Application Switch III is equipped with a 10 Gigabit Ethernet port, 7 Gigabit ports and 16 Fast Ethernet ports. This provides Radware the flexibility in supporting customer's different network requirements by having a variety of connectivity options.
         "Bezeq International is a telecommunications company with demanding connectivity requirements. Radware's Application Switch III, providing unmatched Gigabit connectivity, is the optimal solution for the deployment of our high-bandwidth applications," said Eran Benno, Internet CTO, Bezeq International.
         "As more and more customers use high performance servers at Gigabit speeds, implementing an Application Switch with 10GbE to aggregate traffic flow is the next logical step. The introduction of Application Switch III will reinforce our dominant position in the high-end market. Radware was recently noted by Gartner Dataquest research as the market share leader for worldwide Layer 4-7 Fixed Configuration 1000 Mbps Ethernet Switches based on both revenue and port shipments 1," said Roy Zisapel, President and CEO at Radware. "We are proud to continue to set the industry standards in performance and throughput in the application switching market."
         "We look forward to deploying Radware's next generation hardware platform Application Switch III," said Eran Kutner, VP R&D at hotbar.com. "Radware's new platform will meet our current as well as future high performance application needs and will provide us with resilient throughput for maximum application performance and responsiveness."

    1 Source: Gartner Dataquest Ethernet Switched Worldwide Market Share 1H02 report, September 2002.


About Radware
         Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes.
         Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, Content Inspection Director (CID), LinkProof, Peer Director, CertainT
100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. Get certain, from click to content, across your network -- with Radware. For more information, please visit us at www.radware.com



                                       ###


         This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.